UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 15, 2019

STREAMNET, INC.

(Exact Name of Registrant as Specified in its Charter)

NEVADA	81-3324776
(State or other jurisdiction of	(IRS Employer
incorporation)	Identification Number)

7582 Las Vegas Blvd. South, Las Vegas, Nevada 89123

(Address of principal executive offices)

(702) 721-9915

(Registrant’s telephone number, including area code)

Item 9. Other Events.

On April 15, 2019, StreamNet, Inc. and SW Financial mutually agreed to terminate the Managing Broker-Dealer Agreement by and between the parties. StreamN et, Inc. will seek to sell its Reg A+ offering as an issuer direct offering..

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SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

STREAMNET, INC.

Date: May 13, 2019	By:	/s/ DARRYL PAYNE.
Darryl Payne.
President and Chief Executive Officer

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